Prospectus Supplement dated November 26, 2012	Filed pursuant to Rule 424(b)(3)
(To prospectus dated March 7, 2012)	File No. 33-50286

MYERS INDUSTRIES, INC.

502,514 Shares of Common Stock without Par Value

(Dividend Reinvestment and Stock Purchase Plan)

This Prospectus Supplement supplements and amends the Prospectus dated March 7, 2012 (the “Prospectus”) relating to our Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The information set forth below is intended to amend, in each case to the extent the context requires, those sections originally set forth in the Prospectus. All other sections originally set forth in the Prospectus are unchanged.

Our Common Stock is listed on the New York Stock Exchange under the symbol “MYE.”

We have appointed Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. as the Administrator of the Plan.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is November 26, 2012.

AMENDMENT TO THE PLAN

The following constitutes amendments to the text of the Plan. All other provisions of the Plan remain unchanged as set forth in the Prospectus.

Administrator of the Plan

The Administrator of the Plan for our Common Stock is Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A.

Contact Information

Participants may contact the Administrator at the following:

By Website:

Shareowneronline.com

To obtain information and perform certain transactions on your account online, including investments via automatic withdrawal, share withdrawals and sale of shares, you may use the Administrator’s website at: shareowneronline.com.

For current shareholders of record: Go to shareowneronline.com and click on “Sign Up Now!” under “I am a Current Shareowner.” You will need your 10-digit account number, your 12-digit Authentication ID and a valid email address. Your account number can be found on your dividend check, dividend deposit notice or account statement. If you do not have your Authentication ID, you may request one online or by phone. Your Authentication ID will be sent to your mailing address on file.

By Telephone, Toll Free:

1-800-468-9716 Shareowner Relations Specialist are available Monday through Friday, from 7:00 a.m. to 7:00 p.m. Central Time.

International Calls:

1-651-450-4064

For optional cash investments, sales, transfers, deposits or withdrawals, mail the tear-off portion of your transaction advice or account statement to:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

For certificate deposits, mail the tear-off portion of your transaction advice or account statement along with your certificates to:

Certified/Overnight Mail:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

HOW CAN I SELL MY SHARES?

In addition to the batch and market sale features that are currently offered, the following sale methods have been added to help meet your selling objectives. These new sale methods can be requested through shareowneronline.com or by telephone.

Market Order: Quicker delivery of the sale requests to the market may help in controlling the timing and price of your sale

Limit Order: Ability to request a specified price, or better, in which to sell your shares

Stop loss order: Ability to request a specified price below the current market price in which to sell your shares in order to minimize sale losses

Sale fees:

Batch Order	$15.00
Market Order	$25.00
Limit Order per transaction	$30.00
Stop Order	$30.00
Sale trading commission per share	$.12
Direct Deposit of sale proceeds	$5.00

Optional Mail Loss Insurance

Please be advised that choosing registered, express or certified mail alone will not protect you should your certificates become lost or stolen.

As the Plan Administrator, we can provide low-cost loss insurance for certificates being returned for conversion to book-entry form. Mail loss insurance covers the cost of the replacement surety bond only. Replacement transaction fees may also apply. To take advantage of the optional mail loss insurance, simply include your $10.00 check, made payable to WFSS Surety Program, along with your certificates and instructions.

To qualify for this service you must choose to use an accountable mail delivery service such as Federal Express, United Parcel Service, DHL, Express Mail, Purolator, TNT or United States Postal Service

Registered Mail. Any one shipping package may not contain certificates exceeding a total value of $100,000.

The value of certificate shares is based on the closing market price of the common stock on the trading day prior to the documented mail date. Claims related to lost certificates under this service must be made within 60 days of the documented delivery service mail date. This is specific coverage for the purpose of converting shares to book-entry form and the surety is not intended to cover certificates being tendered for certificate breakdown or exchange for other certificates.

Fee for Each Returned Check or Rejected Automatic Investment	$35.00

In the event that a Participant’s optional cash investment check or automatic withdrawal is returned unpaid for any reason, the Participant will be charged a return fee. Further, the Administrator will immediately remove from the Participant’s account shares that were purchased in anticipation of the collection of such funds plus the return fee. These shares will be sold to recover any uncollected funds and the return fee. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts plus the return fee, the Administrator reserves the right to sell such additional shares from any of the Participant’s accounts maintained by the Administrator as may be necessary to recover in full the uncollected balance plus the return fee. The sale of such shares may, in some cases, yield an amount greater than that required to recover in full the uncollected balance plus the return fee.

Fee for Account Research (Per hour; one hour minimum)	$25.00

We reserve the right at any time to change these fees or to charge Participants (including those who do not reinvest dividends) other fees, including but not limited to administrative, set-up and handling fees. Notices of such future changes or additional fees will be sent to Participants at least 30 days prior to their effective date.

This document constitutes part of your Prospectus for the Plan and you should retain it for future reference.